UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Alight, Inc.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

01626W 101
(CUSIP Number)

Turner Herbert, 211 Corniche, PO Box 3600, Abu Dhabi, United Arab Emirates. +971 2 4150000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 2, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01626W 101	13D	Page 2 of 11
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Abu Dhabi Investment Authority

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Emirate of Abu Dhabi, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
33,695,209

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
33,695,209

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,695,209

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.5% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (2)

(1)	Based on a total of 446,790,011 shares of Class A Common Stock (as defined below) the Reporting Persons (as defined below) understand are outstanding as of July 2, 2021.

(2)
Abu Dhabi Investment Authority is a public institution established in 1976 by the Government of the Emirate of Abu Dhabi as an independent investment institution. ADIA is wholly owned and subject to constitutional supervision by the Government. ADIA has an independent legal identity with full capacity to act in fulfilling its statutory mandate and objectives.

CUSIP No. 01626W 101	13D	Page 3 of 11
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Platinum Falcon B 2018 RSC Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Abu Dhabi Global Market, Abu Dhabi, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
33,695,209

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
33,695,209

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)
33,695,209

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (2)
7.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Platinum Falcon B 2018 RSC Limited is the direct owner of 33,695,209 of the shares of Class A Common Stock reported herein. Platinum Falcon is an indirect wholly owned subsidiary of Abu Dhabi Investment Authority. Pursuant to the rules and regulations of the Securities and Exchange Commission, Abu Dhabi Investment Authority may be deemed to be the beneficial owner of the shares of Class A Common Stock directly held by Platinum Falcon.

(2)	Based on a total of 446,790,011 shares of Class A Common Stock the Reporting Persons understand are outstanding as of July 2, 2021.

CUSIP No. 01626W 101	13D	Page 4 of 11
Item 1. Security and Issuer

This statement on Schedule 13D (the “Statement”) relates to the Class A common stock, par value $0.0001 (the “Class A Common Stock”), of Alight, Inc. (the “Issuer”), whose principal executive offices are located at 4 Overlook Point, Lincolnshire, Ilinois 60069.

 Item 2. Identity and Background

(a)
This Schedule 13D is being filed by the Abu Dhabi Investment Authority, a public institution established under the laws of the the Emirate of Abu Dhabi (“ADIA”), and its indirect wholly owned subsidiary Platinum Falcon B 2018 RSC Limited, a restricted scope company incorporated in the Abu Dhabi Global Market, Abu Dhabi, the United Arab Emirates (“Platinum Falcon”, and together with ADIA, the “Reporting Persons”). The board of directors of ADIA does not involve itself in ADIA’s investment and operational decisions, for which the Managing Director of ADIA is responsible under law. The Investment Committee of ADIA assists the Managing Director with investment decisions. Schedule 1 hereto sets forth the names and other required information regarding the Managing Director and the members of the Investment Committee of ADIA (collectively, the “ADIA Scheduled Persons”). Schedule 2 hereto sets forth the names and other required information regarding the executive officers and the members of the board of directors of Platinum Falcon (together with the ADIA Scheduled Persons, the “Scheduled Persons”).

(b)
The principal business address of ADIA is 211 Corniche, PO Box 3600, Abu Dhabi, United Arab Emirates. The principal business address of Platinum Falcon is Level 26, Al Khatem Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates.

(c)
ADIA was established in 1976 to invest funds on behalf of the Government of the Emirate of Abu Dhabi (the “Government”), to make available the necessary financial resources to secure and maintain the future welfare of the Emirate of Abu Dhabi. ADIA carries out its investment program independently and without reference to the Government or other entities that also invest on the Government’s behalf. Platinum Falcon is an indirect wholly owned subsidiary of ADIA and whose principal business is the investing of funds made available to Platinum Falcon by ADIA.

(d),(e) During the last five years, none of the Reporting Persons or the Scheduled Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or other Consideration.

Prior to July 2, 2021, the Reporting Persons indirectly held approximately 16.26% of the units of Tempo Holding Company, LLC, a Delaware limited liability company (“Tempo Holding”) via Platinum Falcon’s ownership of an approximately 49.9% interest in each of Tempo Blocker I, LLC, a Delaware limited liability company (“Tempo Blocker I”) and Tempo Blocker II, LLC, a Delaware limited liability company (“Tempo Blocker II”, and together with Tempo Blocker I, the “Platinum Falcon Tempo Blockers”). On January 25, 2021, the Platinum Falcon Tempo Blockers, together with other parties, entered into the Business Combination Agreement (as described under Item 4), pursuant to which Platinum Falcon exchanged its interests in the Platinum Falcon Tempo Blockers for the securities in the Issuer described herein.

CUSIP No. 01626W 101	13D	Page 5 of 11
Item 4. Purpose of Transaction.

On January 25, 2021, Foley Trasimene Acquisition Corp., a Delaware corporation and a special purpose acquisition vehicle (“FTAC”), entered into a business combination agreement (as amended, the “Business Combination Agreement”) with Tempo Holding, the Issuer (formerly known as Acrobat Holdings, Inc. and a direct, wholly owned subsidiary of the FTAC), Acrobat SPAC Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of the Issuer, Acrobat Merger Sub, LLC, a Delaware limited liability company and direct, wholly owned subsidiary of FTAC, Acrobat Blocker 1 Corp., a Delaware corporation and a direct, wholly owned subsidiary of the Issuer, Acrobat Blocker 2 Corp., a Delaware corporation and a direct, wholly owned subsidiary of the Issuer, Acrobat Blocker 3 Corp., a Delaware corporation and a direct, wholly owned subsidiary of the Issuer, Acrobat Blocker 4 Corp., a Delaware corporation and a direct, wholly owned subsidiary of the Issuer, Tempo Blocker I, Tempo Blocker II, Blackstone Tempo Feeder Fund VII, L.P., a Delaware limited partnership, and New Mountain Partners IV Special (AIV-E), LP, a Delaware limited partnership.

The transactions contemplated by the Business Combination Agreement were consummated on July 2, 2021 (the “Closing”). As a result of these transactions, Platinum Falcon acquired 33,695,209 shares of Class A Common Stock, 1,088,850 unvested shares of non-voting Class B-1 common stock of the Issuer, 1,088,850 unvested shares of non-voting Class B-2 common stock of the Issuer, 1,203,710 unvested shares of Class Z-A common stock of the Issuer, 65,442 unvested shares of Class Z-B-1 common stock of the Issuer, and 65,442 unvested shares of Class Z-B-2 common stock of the Issuer, in addition to an amount in cash.

A number of agreements relating to the securities of the Issuer which were entered into by the Reporting Persons in connection with the Business Combination Agreement are described under Item 6, which description is incorporated by reference herein. Other than as disclosed in this Statement, the Reporting Persons have no present plans or proposals which relate to or would result in any of the events set forth in items (a) through (j) of Item 4 of the form of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and/or may determine to acquire additional securities of the Issuer or dispose of additional securities of the Issuer.

The foregoing summary of the terms of the Business Combination Agreement should be read in conjunction with the full text of the Business Combination Agreement, a copy of which is included as Annex A to the Form S-4/A filed by the Issuer with the Securities and Exchange Commission on April 29, 2021 and which is incorporated herein by reference.

 Item 5. Interest in Securities of the Issuer.

(a) Platinum Falcon is the direct beneficial owner of 33,695,209 shares of Class A Common Stock, representing 7.5% of the shares of Class A Common Stock outstanding.

Platinum Falcon is the direct owner of 1,088,850 unvested shares of non-voting Class B-1 common stock of the Issuer. The non-voting Class B-1 common stock will vest and convert into shares of Class A Common Stock on a one-for-one basis if the volume-weighted average price (“VWAP”) of the Class A Common Stock equals or exceeds $12.50 per share for 20 or more trading days within a consecutive 30-trading day period (or in the event of a change of control or liquidation event that implies a $12.50 per share valuation). As the vesting of non-voting Class B-1 common stock is dependent on company performance criteria not within the control of Platinum Falcon, Platinum Falcon does not beneficially own any Class A Common Stock by virtue of its ownership of the non-voting Class B-1 common stock.

CUSIP No. 01626W 101	13D	Page 6 of 11
Platinum Falcon is the direct owner of 1,088,850 unvested shares of non-voting Class B-2 common stock of the Issuer. The non-voting Class B-2 common stock will vest and convert into shares of Class A Common Stock on a one-for-one basis if the VWAP of the Class A Common Stock equals or exceeds $15.00 per share for 20 or more trading days within a consecutive 30-trading day period (or in the event of a change of control or liquidation event that implies a $15.00 per share valuation). As the vesting of non-voting Class B-2 common stock is dependent on company performance criteria not within the control of Platinum Falcon, Platinum Falcon does not beneficially own any Class A Common Stock by virtue of its ownership of the non-voting Class B-2 common stock.

Platinum Falcon is the direct owner of (i) 1,203,710 unvested shares of Class Z-A common stock of the Issuer; (ii) 65,442 unvested shares of Class Z-B-1 common stock of the Issuer; and (iii) 65,442 unvested shares of Class Z-B-2 common stock of the Issuer (together with the Class Z-A Common Stock and the Class Z-B-1 Common Stock, the “Class Z Common Stock”). The Class Z Common Stock is unvested, non-economic and non-voting and  is intended to allow for the re-allocation of the consideration paid to the holders of unvested management equity in Tempo Holding to the other pre-closing equity holders of Tempo Holding in the event such equity is forfeited under the terms of the applicable award agreement and will only vest in connection with any such forfeiture. Upon vesting, the shares of Class Z-A common stock, Class Z-B-1 common stock and Class Z-B-2 common stock will convert, on a one-for-one basis, into shares of Class A Common Stock, Class B-1 common stock and Class B-2 common stock, respectively; provided, however, that if at the time of such conversion into Class B-1 common stock or Class B-2 common stock, the Class B-1 common stock and the Class B-2 common stock are to vest and convert into Class A Common Stock, then the shares of Class Z-B-1 common stock and Class Z-B-2 common stock shall convert directly into shares of Class A Common Stock on a one-for-one basis. As the vesting of Class Z Common Stock is dependent on events outside the control of Platinum Falcon, Platinum Falcon does not beneficially own any Class A Common Stock by virtue of its ownership of the Class Z Common Stock.

ADIA is the indirect beneficial owner of the 33,695,209 shares of Class A Common Stock mentioned above, representing 7.5% of the shares of Class A Common Stock outstanding, by virtue of ADIA’s 100% indirect ownership of Platinum Falcon.

 (b) Platinum Falcon has the power to vote or to direct the vote or dispose or direct the disposition of 33,695,209 shares of Class A Common Stock, representing 7.5% of the Issuer, which it shares with ADIA by virtue of ADIA’s indirect beneficial ownership of Platinum Falcon, and with the Issuer pursuant to the Investor Rights Agreement (as defined under Item 6 below), as described in more detail under Item 6, which description is hereby incorporated herein by reference.

ADIA has the power to vote or to direct the vote or dispose or direct the disposition of 33,695,209 shares of Class A Common Stock, representing 7.5% of the Issuer, which it shares with Platinum Falcon by virtue of ADIA’s indirect beneficial ownership of Platinum Falcon, and with the Issuer pursuant to the Investor Rights Agreement.

The calculation of the beneficial ownership information set forth in Item 5(a) and 5(b) is based on 446,790,011 shares of Class A Common Stock the Reporting Persons understand were outstanding as of July 2, 2021.

(c) Except as disclosed in this Statement, to the knowledge of the Reporting Persons, none of the persons named in Item 2 has effected any transaction in the securities of the Issuer during the past 60 days.

(d) To the best knowledge of the Reporting Persons, or as otherwise disclosed in this Statement (including the description of Aon Deferred Consideration Agreements under Item 6 below, which is incorporated by reference herein), no other person has the right to receive or the power to direct the receipt of dividends from the Class A Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable

CUSIP No. 01626W 101	13D	Page 7 of 11
Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Investor Rights Agreement

Pursuant to an investor rights agreement entered into on July 2, 2021, by and among the Issuer, Platinum Falcon and the other parties thereto (the “Investor Rights Agreement”), Platinum Falcon is subject to a lock-up agreed with the Issuer that runs from Closing until the earlier of (i) 180 days from Closing, or (ii) if the VWAP of Class A Common Stock for any 20 trading days within a consecutive 30-trading-day period is greater than or equal to $12.50, 60 days thereafter (the “Lock-Up Period”). There is a carve-out for 30 million shares that may be initiated by Blackstone on behalf of the Tempo Holding investors including Platinum Falcon. Notwithstanding the foregoing, Platinum Falcon is entitled to transfer its Class A Common Stock during the Lock-Up Period to a “Permitted Transferee” which includes transfers to affiliates.

Under the Investor Rights Agreement, Platinum Falcon agrees with the Issuer to vote in favor of the slate of directors nominated by or at the direction of the board or a duly authorized committee thereof. Platinum Falcon also agreed to vote its shares in the Issuer in favor of certain amendments to the transfer restriction or vesting conditions of the Class B-1 common stock, Class B-2 common stock or Class B-3 common stock (as the case may be) set forth in the Amended and Restated Certificate of Incorporation of the Issuer. Platinum Falcon also has the right to access the books and records of, and receive certain information from, the Issuer.

By virtue of the Investor Rights Agreement, the Reporting Persons may be deemed to be part of a “group” (within the meaning of Rule 13d-5(b)(1) adopted pursuant to the Act) with certain parties to the Investor Rights Agreement. If the Reporting Persons are deemed part of a group with such parties, the group thus formed would be deemed to beneficially own the shares of Class A Common Stock beneficially owned by the individual members of the group. Each of the Reporting Persons expressly disclaims that they are a member of a group with any of the other parties to the Investor Rights Agreement and disclaims beneficial ownership of those shares of Class A Common Stock held by any such party.

The foregoing summary of the terms of the Investor Rights Agreement should be read in conjunction with the full text of the Investor Rights Agreement, a copy of which is included as Exhibit 99.2 to this Statement and which is incorporated herein by reference.

Registration Rights Agreement

Pursuant to a registration rights agreement entered into on July 2, 2021, by and among the Issuer, Platinum Falcon and the other parties thereto (the “Registration Rights Agreement”), the Issuer is required to file (or confidentially submit) within 30 days after Closing a registration statement for the resale of all of Platinum Falcon’s registrable securities. The Issuer must use commercially reasonable efforts to cause the registration statement to become effective as soon as practicable after filing. At any time when the Lock-Up Period (as defined above) is not applicable, and the registration statement contemplated by this paragraph is not available, and provided that a coordination period of a maximum of three years (the “Coordination Period”) has expired, Platinum Falcon is entitled to make a request to the Issuer for demand registration of all or a portion of its registrable securities (subject to certain exceptions where there were other recent demand registrations or Issuer-initiated registered offerings). All other holders of Registrable Securities may notify the Issuer of their desire to be included in such registration (subject to customary underwriter cutback). Platinum Falcon also has a right to participate pro rata in demand registrations initiated by other holders of registrable securities.

CUSIP No. 01626W 101	13D	Page 8 of 11
The Issuer also has an obligation to file and maintain a shelf registration statement, which shall include all of the Issuer securities owned by Platinum Falcon (at its option). Any time that a shelf registration statement is effective, Platinum Falcon (after the Coordination Period) may deliver a shelf takedown notice to the Issuer, indicating that it intends to effect an offering of all or part of its registrable securities included in such shelf registration statement. Other holders of registrable securities have a right to participate pro rata in the offering, and the total amount of securities sold in a shelf takedown is subject to customary underwriter cutback. Platinum Falcon also has a right to participate pro rata in shelf takedowns initiated by other holders of registrable securities.

The foregoing summary of the terms of the Registration Rights Agreement should be read in conjunction with the full text of the Registration Rights Agreement, a copy of which is included as Exhibit 99.3 to this Statement and which is incorporated herein by reference.

Aon Deferred Consideration Agreements

Platinum Falcon’s initial investment in Tempo Holding was made in connection with the acquisition by a wholly owned subsidiary of Tempo Holding, pursuant to a purchase agreement entered into on February 9, 2017 with Aon plc (“Aon”), of the outstanding equity interest in certain technology-enabled human resources solutions of Aon, plus certain related assets (the “Tempo Acquisition”). The Tempo Acquisition included an earn-out mechanism whereby Aon would be entitled to additional consideration provided certain conditions were met, and this mechanism was replicated in a number of agreements entered into at Closing, including the Aon deferred consideration letter agreement entered into by Platinum Falcon, the Issuer and Tempo Acquisition, LLC (the “Aon Deferred Consideration Letter Agreement”). Pursuant to the Aon Deferred Consideration Letter Agreement, Platinum Falcon agreed to pay to Aon 20% of the proceeds it receives from the sale of and dividend distributions on its equity securities in the Issuer above a certain threshold (measured by reference to the consideration paid for the Tempo Acquisition, plus a return on such amount), subject to a cap.

Item 7.	Material to be Filed as Exhibits

 EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filing Agreement, dated July 12, 2021, between the Abu Dhabi Investment Authority and Platinum Falcon B 2018 RSC Limited

99.2	Investor Rights Agreement

99.3	Registration Rights Agreement

CUSIP No. 01626W 101	13D	Page 9 of 11
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ABU DHABI INVESTMENT AUTHORITY
/s/ HAMAD SHAHWAN ALDHAHERI

By: HAMAD SHAHWAN ALDHAHERI

Title: Authorized Signatory
/s/ AHMED GHUBASH

By: AHMED GHUBASH

Title: Authorized Signatory

PLATINUM FALCON B 2018 RSC LIMITED
/s/ MOHAMED HAMAD ALMAZROUEI

By: MOHAMED HAMAD ALMAZROUEI

Title: Authorized Signatory
/s/ SAIF ALHAMMADI

By: SAIF ALHAMMADI

Title: Authorized Signatory

CUSIP No. 01626W 101	13D	Page 10 of 11
SCHEDULE 1

Schedule 1 sets forth the Managing Director and the members of the Investment Committee of ADIA.

Name	Business Address	Present Principal Occupation	Citizenship
H.H. Sheikh Hamed bin Zayed Al Nahyan	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Managing Director and Investment Committee Member	United Arab Emirates
H.H. Sheikh Mohammed bin Khalifa bin Zayed Al Nahyan	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates
H.E. Khalil Mohammed Sharif Foulathi	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates
Majed Salem Khalifa Rashed Alromaithi	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates
Khalifa Matar Khalifa Saif Almheiri	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates
Khadem Mohamed Matar Mohamed AlRemeithi	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates
Hamad Shahwan Surour Shahwan Aldhaheri	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates
Juma Khamis Mugheer Jaber Alkhyeli	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates
Mohamed Rashid Mohamed Obaid Al Mheiri	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates

CUSIP No. 01626W 101	13D	Page 11 of 11
SCHEDULE 2

Schedule 2 sets forth the executive officers and the members of the board of directors of Platinum Falcon B 2018 RSC Limited.

Name	Business Address	Present Principal Occupation	Citizenship
Sultan Ahmed Abdulla Alawi Al Junaibi	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Mubarak Awad Qanazel Khniban AlAmeri	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Hamad Shahwan Surour Shahwan AlDhaheri	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Saif Abdulla Mohamed AlShorafa AlHammadi	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Ahmed Mohamed Ghubash Saeed AlMarri	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Saif Surour Omair Maaded AlMashghouni	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Mohamed Fahed Mohamed Abdulla AlMazrouei	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Mohamed Hamad Sari Ahmed AlMazrouei	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Ahmed Salem Abdulla Melaih AlNeyadi	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Mohamed Ahmed Darwish Karam AlQubaisi	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Rawdha Abdulrahman Abdulla Sultan AlRumaithi	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates